UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedules
As of December 31, 2017 and 2016, and
for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Intel 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2017, and nonexempt transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

                        /s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1996.

San Jose, California
June 14, 2018

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Value of interest in master trust investment accounts	$5,848,727,246	$5,153,991,788
Investments, at fair value	5,592,616,709	4,216,815,178

Receivables:
Notes receivable from participants	88,853,238	86,776,995
Participant contributions	11,681,910	11,976,715
Employer discretionary contributions	286,024,539	269,040,529
Interest and dividends	135	139,075
Due from brokers for securities sold	736,108	1,836,458
Total receivables	387,295,930	369,769,772
Total assets	11,828,639,885	9,740,576,738

Liabilities
Due to brokers for securities purchased and other accrued expenses	5,859,124	4,936,708
Total liabilities	5,859,124	4,936,708
Net assets available for benefits	$11,822,780,761	$9,735,640,030
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions to (deductions from) net assets attributed to:
Participant contributions	$682,424,420
Employer discretionary contributions	286,057,790
Net investment gain from participation in master trust investment accounts	766,473,746
Net realized and unrealized appreciation in fair value of investments	859,167,510
Interest and dividend income	109,227,409
Benefits paid to participants and participant withdrawals	(614,036,942)
Net increase before transfer out to other plan	2,089,313,933
Transfer out to other plan	(2,173,202)
Net increase	2,087,140,731
Net assets available for benefits:
Beginning of year	9,735,640,030
End of year	$11,822,780,761
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the Company or Plan sponsor). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan, unless they choose a different deferral rate or make an affirmative election not to participate. Employees hired on or after January 1, 2011 but prior to January 1, 2013 shall be deemed to have elected pre-tax deferrals in an amount equal to 3% of compensation, with this amount increasing by 1% each April 1 of each successive plan year to a maximum of 10% of compensation, as defined. Employees hired on or after January 1, 2013 shall be deemed to have elected pre-tax deferrals in an amount equal to 6% of compensation with this amount increasing by 2% each April 1 of each successive plan year to a maximum of 16% of compensation. Deferrals for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, which invests in varying percentages of master trust investment accounts based on the participants' ages. Employee deferrals are subject to the limitations as set forth in the plan document.
As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their 401(k) Savings Plan Discretionary Intel Contribution Account.
The Company received a favorable private letter ruling for the Intel Pension Plan from the Internal Revenue Service (IRS) in October 2014. As of January 1, 2015, the Company froze future benefit accruals in the Intel Pension Plan to all employees at or above a specific grade level, and generally covering all highly compensated employees in the Intel Pension Plan. Starting in 2016, the impacted employees began receiving discretionary employer contributions in the Plan, instead of the Intel Contribution Plan.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

In September 2016, the Plan sponsor announced a planned divestiture of Intel Security Group into a newly formed and separate company called McAfee, LLC (McAfee). This transaction closed on April 3, 2017. Based on the Plan’s provisions, employees who terminate their employment with the Company as a result of a divestiture may be eligible for full vesting in the discretionary employer contributions. Provided that the Plan’s participants transitioned to McAfee on the closing date, any related unvested discretionary employer contributions became 100% vested.

Trustee

State Street Bank and Trust Company (State Street) is the trustee for the Plan and the Intel Corporation Retirement Plans Master Trust (the Master Trust) and held substantially all of the investments of the Plan and the Master Trust directly or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.
Administration of the Plan
Effective March 2016, the Company’s Chief Financial Officer appointed the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). Prior to that, the Company’s Finance Committee appointed the members of the RPAC and IPC. The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for management and control of the Plan assets. Fidelity Workspace Services LLC (Fidelity) is the Plan’s record keeper.

Contributions and Participant Accounts
Participant Contributions
Eligible participants may make pretax deferrals, after-tax Roth 401(k) deferrals, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual IRS limits. Such deferrals are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year are eligible to defer an additional portion of their annual compensation as catch-up deferrals, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Company Contributions
For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account, subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.
Generally, only eligible participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of the normal or early retirement date occurring during the plan year. Participants have authority over the investment allocation of Company contributions.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Biweekly or semimonthly for participant deferrals.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments, based on the ratio that each participant’s account bears to the total of all such accounts.

•
Annual discretionary employer contribution amounts to the Discretionary Intel Contribution Account are based on each calendar year in the ratio that each participant’s adjusted compensation for the plan year bears to the total adjusted compensation of all participants eligible for a contribution for that plan year. The adjusted compensation of a participant equals the participant’s current year eligible compensation, as defined in the plan document.

Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Vesting
Participants are immediately 100% vested with respect to employee deferrals and related earnings.
Participants vest in the discretionary employer contributions to their Discretionary Intel Contribution Account and related earnings according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The value of each participant’s account becomes 100% vested when the participant reaches age 60, upon death, or upon total and permanent disability while actively employed. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment due to a divestiture. For participants who withdrew from the Plan during 2017, unvested account balances of approximately $2,200,000 were forfeited during the year ended December 31, 2017. The Company considered these forfeited amounts in determining its contribution for 2017.
Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity payments (only pre-tax sources), partial distribution (not available to beneficiaries), or may request that the Plan make a direct rollover distribution to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their account transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan account in accordance with the terms of the two plans. There were transfers under this option of $2,173,202 for the year ended December 31, 2017.
Notes Receivable from Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balance in the Plan up to a maximum of $50,000 when combined with all other loans from the Plan and the

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from the Plan, the Intel Contribution Plan or a combination of both. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio in which their accounts provided funding for the loan. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Administrative Expenses
The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan or the master trust investment accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment Valuation
A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. In 2017 and 2016, the Plan participated in all 13 master trust accounts. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. See Note 3, "Investments," for the details of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described.
Investments held in the Master Trust and the Plan are stated at fair value, except for fully benefit-responsive investment contracts, which are presented at contract value. See Note 4, "Fair Value," for discussion on fair value measurements. Within the Stable Value Fund, the Plan holds investment contracts. See Note 5, "Investment Contracts", for discussion on valuation of the investment contracts.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The fair value of corporate stock, preferred stock, and exchange traded funds are determined using the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices in an active market. Participation units in common collective trust funds are valued using net asset value per unit, based upon the fair value of the underlying investments. There are no future commitments on any of the common collective trust funds. Non-marketable limited partnerships and corporations are valued based on the net asset value per share, without further adjustment.
The fair value of certain bonds are valued at the closing price reported in an active market in which the individual security is traded. Other bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

Other assets are investments in gold bullion. The fair value of the gold bullion is valued at the closing price reported in an active market in which the gold bullion is traded.

Some of the investment funds may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the investment funds take possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the investment funds to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the investment funds have the right to use the collateral to offset losses incurred.

Some of the investment funds may purchase or sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the investment funds to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the investment funds assume the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The investment funds may dispose of, or renegotiate delivery of, the security after entering into the transaction and may sell the security before it is delivered, which may result in a realized gain or loss. When the investment funds have sold a security on a delayed-delivery basis, the investment funds do not participate in future gains and losses with respect to the security.
Some of the investment funds may enter into short-sale transactions. A short sale is a transaction in which an investment fund sells securities it borrows in anticipation of a decline in the market price of the securities and subsequently repurchases the securities. Securities sold in short-sale transactions are reflected as a liability. The investment funds are obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Income Recognition
Net investment gain (loss) from participation in master trust investment accounts consists of the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, interest, dividends, and administrative fees.

Net realized and unrealized appreciation (depreciation) in fair value of investments includes the net realized gain (loss) on investments sold during the year and the net change in unrealized appreciation (depreciation) during the year on investments held at the end of the year.

Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.

Benefit Payments
Benefits are recorded when paid.
Contributions
Participant deferrals are accrued when withheld from the participants' salary. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ materially from management’s estimates.
Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update 2017-06, Employee Benefit Plan Master Trust Reporting. This new accounting guidance under the Accounting Standards Codification Topic 960, Plan Accounting - Defined Benefit Pension Plans, Topic 962, Plan Accounting - Defined Contribution Pension Plans, and Topic 965, Health and Welfare Benefit Plans, requires a plan’s interest in the master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This new guidance also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments. Furthermore, the new guidance requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The new guidance is effective for fiscal years beginning after December 15,

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

2018. Adoption is retrospective and earlier application is permitted. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

3. Investments
The Plan held investments in its own trust and through participation in the master trust investment accounts within the Master Trust.
Master Trust Investments
The Plan's percentage interests in each of the master trust investment accounts within the Master Trust are as follows:

	December 31
	2017	2016

U.S. Large Cap Stock Fund	63.4%	63.1%
International Stock Fund	67.3	62.4
Global Equity Fund	57.0	52.7
Global Bond Fund	43.7	46.1
Opportunistic Bond Fund	38.0	42.0
U.S. Small Cap Stock Fund	62.0	65.0
Stable Value Fund	75.3	74.2
Alternative Investments Fund	0.8	0.6
Defensive Oriented Hedge Fund	37.9	36.2
Growth Oriented Hedge Fund	38.9	34.5
Diversified Real Assets Fund	61.7	52.9
Treasury Inflation Protected Securities Fund	40.9	32.5
Emerging Markets Fund	60.4	56.1

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2017:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Markets Fund	Total
Assets
Cash	$166,717	$3,292,086	$600,181	$80,216	$34,635,331	$—	$52,859	$10,211,685	$—	$—	$184,572	$11,420	$—	$49,235,067
Common collective trust funds	1,276,078,354	744,911,765	213,231,983	228,819,524	187,250,566	362,062,599	29,289,762	—	113,963	1,469	539,067,932	338,707,619	437,056,672	4,356,592,208
Bonds	—	—	8,982,613	611,228,912	315,374,437	—	—	—	—	—	—	—	—	935,585,962
Mortgage-backed securities	—	—	—	4,152,286	37,558,358	—	—	—	—	—	—	—	—	41,710,644
Collateralized debt obligations	—	—	239,623	20,620,650	148,997,237	—	—	—	—	—	—	—	—	169,857,510
Mutual funds	763,643,279	—	—	—	—	—	—	—	—	—	—	—	—	763,643,279
Corporate stocks	—	212,555,254	981,853,374	—	214,958	192,739,076	—	—	—	—	—	—	—	1,387,362,662
Preferred stocks	—	—	—	—	1,011,065	—	—	—	—	—	—	—	—	1,011,065
Limited partnerships and corporations	—	—	—	—	209,927	—	—	1,500,213,183	698,584,217	1,252,601,137	—	—	205,058,319	3,656,666,783
Other assets	—	—	27,025,805	—	—	—	—	—	—	—	—	—	—	27,025,805
Derivative assets	—	—	11,843	—	4,815,250	—	—	—	—	—	—	—	—	4,827,093
Fair value of loaned securities:
Common collective trust funds	—	—	—	—	—	60,876,639	—	—	—	—	—	—	—	60,876,639
Cash collateral from brokers for derivatives	—	—	—	—	17,423,826	—	—	—	—	—	—	—	—	17,423,826
Investments of securities lending collateral[1]	—	—	—	—	—	62,629,547	—	—	—	—	—	—	—	62,629,547
Total investments, at fair value	2,039,888,350	960,759,105	1,231,945,422	864,901,588	747,490,955	678,307,861	29,342,621	1,510,424,868	698,698,180	1,252,602,606	539,252,504	338,719,039	642,114,991	11,534,448,090
Traditional guaranteed investment contracts	—	—	—	—	—	—	61,413,543	—	—	—	—	—	—	61,413,543
Synthetic guaranteed investment contracts	—	—	—	—	—	—	595,670,635	—	—	—	—	—	—	595,670,635
Total investments	2,039,888,350	960,759,105	1,231,945,422	864,901,588	747,490,955	678,307,861	686,426,799	1,510,424,868	698,698,180	1,252,602,606	539,252,504	338,719,039	642,114,991	12,191,532,268
Receivable from brokers for securities sold	—	—	26,611,818	18,883,900	44,820,796	—	—	—	—	703,608	—	—	—	91,020,122
Other receivables	—	534,719	1,772,430	3,978,544	3,466,131	257,979	1,794	—	121	2	—	—	—	10,011,720
Total assets	$2,039,888,350	$961,293,824	$1,260,329,670	$887,764,032	$795,777,882	$678,565,840	$686,428,593	$1,510,424,868	$698,698,301	$1,253,306,216	$539,252,504	$338,719,039	$642,114,991	$12,292,564,110

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Markets Fund	Total
Liabilities
Derivative liabilities	$—	$—	$3,255,371	$—	$1,583,740	$—	$—	$—	$—	$—	$—	$—	$—	$4,839,111
Accrued administrative fees	166,717	479,800	2,580,093	352,811	526,788	377,197	133,735	172,750	1,522	1,469	184,572	11,420	13,020	5,001,894
Payable to return securities lending collateral	—	—	—	—	—	62,629,547	—	—	—	—	—	—	—	62,629,547
Payable to brokers for securities purchased	—	—	—	22,057,170	5,236,183	—	—	—	—	—	—	—	—	27,293,353
Other payables	—	—	—	—	1,854,159	—	—	—	—	—	—	—	—	1,854,159
Payable to brokers for collateral on deposit	—	—	—	—	13,923,000	—	—	—	—	—	—	—	—	13,923,000
Total liabilities	$166,717	$479,800	$5,835,464	$22,409,981	$23,123,870	$63,006,744	$133,735	$172,750	$1,522	$1,469	$184,572	$11,420	$13,020	$115,541,064
Net assets available for benefits	$2,039,721,633	$960,814,024	$1,254,494,206	$865,354,051	$772,654,012	$615,559,096	$686,294,858	$1,510,252,118	$698,696,779	$1,253,304,747	$539,067,932	$338,707,619	$642,101,971	$12,177,023,046

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2016:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Market Fund	Total

Assets
Cash	$—	$625,354	$1,082,677	$31,389	$10,771,540	$—	$—	$4,540,416	$—	$—	$—	$—	$121	$17,051,497
Common collective trust funds	1,236,335,532	604,387,798	206,705,208	219,243,770	107,495,824	177,659,461	32,275,533	—	1,662,486	3,838,448	455,096,888	311,310,796	347,160,887	3,703,172,631
Bonds	—	—	11,107,736	469,606,175	341,254,178	—	—	—	—	—	—	—	—	821,968,089
Mortgage-backed securities	—	—	—	5,081,749	35,809,011	—	—	—	—	—	—	—	—	40,890,760
Collateralized debt obligations	—	—	—	13,886,597	137,232,197	—	—	—	—	—	—	—	—	151,118,794
Mutual funds	698,306,693	—	—	—	—	—	—	—	—	—	—	—	—	698,306,693
Corporate stocks	2	158,617,806	804,900,228	—	270,182	203,917,782	—	—	—	—	—	—	86,855	1,167,792,855
Preferred stocks	—	—	—	—	2,063,296	—	—	—	—	—	—	—	—	2,063,296
Limited partnerships and corporations	—	—	—	—	19,206	—	—	1,275,545,965	675,682,557	1,307,649,111	—	—	159,130,850	3,418,027,689
Other assets	—	—	26,855,829	—	—	—	—	—	—	—	—	—	—	26,855,829
Derivative assets	—	17	1,050,378	20,668	18,245,792	—	—	—	—	—	—	—	—	19,316,855
Fair value of loaned securities:
Common collective trust funds	—	—	—	—	—	326,728,325	—	—	—	—	—	—	—	326,728,325
Bonds	—	—	3,247,748	2,228,375	1,083,164	—	—	—	—	—	—	—	—	6,559,287
Corporate stocks	—	6,013,371	11,357,669	—	—	6,693,321	—	—	—	—	—	—	—	24,064,361
Cash collateral from brokers for derivatives	—	—	—	—	13,874,433	—	—	—	—	—	—	—	—	13,874,433
Investments of securities lending collateral[1]	—	6,339,588	14,885,277	2,256,066	1,095,808	341,995,313	—	—	—	—	—	—	—	366,572,052
Total investments, at fair value	1,934,642,227	775,983,934	1,081,192,750	712,354,789	669,214,631	1,056,994,202	32,275,533	1,280,086,381	677,345,043	1,311,487,559	455,096,888	311,310,796	506,378,713	10,804,363,446
Traditional guaranteed investment contracts	—	—	—	—	—	—	60,095,532	—	—	—	—	—	—	60,095,532
Synthetic guaranteed investment contracts	—	—	—	—	—	—	575,941,750	—	—	—	—	—	—	575,941,750
Total investments	1,934,642,227	775,983,934	1,081,192,750	712,354,789	669,214,631	1,056,994,202	668,312,815	1,280,086,381	677,345,043	1,311,487,559	455,096,888	311,310,796	506,378,713	11,440,400,728
Receivable from brokers for securities sold	—	334,376	2,577,833	132,226	—	—	—	631,636	—	8,992,524	5,757,863	—	—	18,426,458
Receivable for investments sold on a delayed-delivery basis	—	—	—	3,129,931	2,714,988	—	—	—	—	—	—	—	—	5,844,919
Other receivables	—	383,197	2,013,688	3,417,167	6,115,630	359,456	25	—	792	1,790	—	—	22,754	12,314,499
Total assets	$1,934,642,227	$776,701,507	$1,085,784,271	$719,034,113	$678,045,249	$1,057,353,658	$668,312,840	$1,280,718,017	$677,345,835	$1,320,481,873	$460,854,751	$311,310,796	$506,401,467	$11,476,986,604

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Market Fund	Total
Liabilities
Investments purchased on a delayed-delivery basis	$—	$—	$—	$8,542,240	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,542,240
Derivative liabilities	—	—	730,051	—	2,432,552	—	—	—	—	—	—	—	—	3,162,603
Accrued administrative fees	859,429	383,530	3,059,238	248,901	388,495	419,390	125,462	138,841	137,486	—	117,819	—	—	5,878,591
Payable to return securities lending collateral	—	6,394,937	15,015,235	2,275,763	1,105,375	342,054,851	—	—	—	—	—	—	—	366,846,161
Payable to brokers for securities purchased	—	18,408	280,619	17,811,052	6,528,965	480,559	—	79,363	—	—	—	—	—	25,198,966
Other payables	—	—	—	—	276,007	—	—	—	—	—	—	—	—	276,007
Payable to brokers for collateral on deposit	—	—	—	—	10,363,000	—	—	—	—	—	—	—	—	10,363,000
Total liabilities	$859,429	$6,796,875	$19,085,143	$28,877,956	$21,094,394	$342,954,800	$125,462	$218,204	$137,486	$—	$117,819	$—	$—	$420,267,568
Net assets available for benefits	$1,933,782,798	$769,904,632	$1,066,699,128	$690,156,157	$656,950,855	$714,398,858	$668,187,378	$1,280,499,813	$677,208,349	$1,320,481,873	$460,736,932	$311,310,796	$506,401,467	$11,056,719,036

1 The balances at December 31, 2017 and 2016 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 8, "Securities Lending", for further discussion on this program.

The following is a summary of the net investment gain in the master trust investment accounts for the year ended December 31, 2017:

Total
Net realized and unrealized appreciation in fair value of investments	$1,414,457,169
Interest and dividends	152,423,639
Administrative fees	(30,253,326)
Net investment gain	$1,536,627,482

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

4. Fair Value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan and master trust investment accounts consider the principal or most advantageous market in which the Plan and master trust investment accounts would transact, and the Plan and master trust investment accounts also consider assumptions that market participants would use when pricing the asset or liability.
Fair Value Hierarchy
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

•
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets, or model-derived valuations, such as a discounted cash flow model, in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Non-binding market consensus prices are based on proprietary valuation models of pricing providers or brokers. These valuation models incorporate a number of inputs, including non-binding and binding broker quotes; observable market prices for identical or similar securities; and the internal assumptions of pricing providers or brokers that use observable market inputs and unobservable market inputs that are not considered significant. The discounted cash flow model uses observable market inputs, such as LIBOR-based yield curves, currency spot and forward rates, and credit ratings, and can generally be corroborated by market data.

•
Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that were unable to be corroborated with observable market data.

The quantitative unobservable inputs for these investments are not readily available and fair value measurements are based on third-party pricing information without adjustment. As the Company does not have quantitative information about the significant unobservable inputs, the Company is unable to reasonably assess the sensitivity of the fair value measurements to changes of such inputs, or the impacts of any interrelationships between those inputs and other unobservable inputs used in the related fair value measurements. On an annual basis, the Company obtains and reviews pricing policy statements from third-

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

party pricing providers. Based on this review, the Company has concluded that these fair value measurements are developed in accordance with GAAP.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The assets and liabilities measured at fair value by quoted prices on a recurring basis held directly by the Plan consist of the following types of instruments as of December 31, 2017:

	Fair Value Measurements at Reporting Date Using Inputs Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$520,226,761		$520,226,761
Mutual funds	1,896,586,836		1,896,586,836
Self-directed brokerage accounts	1,057,009,417		1,057,009,417
Common collective trust funds		$2,118,793,695	2,118,793,695
Total investments, at fair value	$3,473,823,014	$2,118,793,695	$5,592,616,709

The assets and liabilities measured at fair value by quoted prices on a recurring basis held directly by the Plan consisted of the following types of instruments as of December 31, 2016:

	Fair Value Measurements at Reporting Date Using Inputs Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$439,420,638		$439,420,638
Mutual funds	1,322,779,917		1,322,779,917
Self-directed brokerage accounts	837,541,793		837,541,793
Common collective trust funds		$1,617,072,830	1,617,072,830
Total investments, at fair value	$2,599,742,348	$1,617,072,830	$4,216,815,178

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table presents the assets and liabilities measured at fair value on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2017:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:			Investments Measured at Net Asset Value
	Level 1	Level 2	Level 3		Total
Assets
Bonds[1]	$136,661,341	$798,924,621	$—		$935,585,962
Mortgage-backed securities	—	—	41,710,644		41,710,644
Collateralized debt obligations	—	—	169,857,510		169,857,510
Mutual funds	763,643,279	—	—		763,643,279
Corporate stocks	1,387,362,662	—	—		1,387,362,662
Preferred stocks	1,011,065	—	—		1,011,065
Other assets	27,025,805	—	—		27,025,805
Derivative assets	—	4,827,093	—		4,827,093
Fair value of loaned securities:
Common collective trust funds				$60,876,639	60,876,639
Investments of securities lending collateral[2]	62,629,547	—	—		62,629,547
Common collective trust funds				4,356,592,208	4,356,592,208
Limited partnerships and corporations				3,656,666,783	3,656,666,783
Total investments, at fair value	$2,378,333,699	$803,751,714	$211,568,154	$8,074,135,630	$11,467,789,197

Liabilities
Derivative liabilities	$—	$4,839,111	$—		$4,839,111
Total liabilities, at fair value	$—	$4,839,111	$—	$—	$4,839,111

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table presents the assets and liabilities measured at fair value on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2016:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:			Investments Measured at Net Asset Value
	Level 1	Level 2	Level 3		Total
Assets
Bonds[1]	$81,245,502	$740,722,587	$—		$821,968,089
Mortgage-backed securities	—	—	40,890,760		40,890,760
Collateralized debt obligations	—	—	151,118,794		151,118,794
Mutual funds	698,306,693	—	—		698,306,693
Corporate stocks	1,167,792,855	—	—		1,167,792,855
Preferred stocks	2,063,296	—	—		2,063,296
Other assets	26,855,829	—	—		26,855,829
Derivative assets	20,668	19,296,187	—		19,316,855
Fair value of loaned securities:
Common collective trust funds				$326,728,325	326,728,325
Bonds	—	6,559,287	—		6,559,287
Corporate stocks	24,064,361	—	—		24,064,361
Investments of securities lending collateral[2]	366,572,052	—	—		366,572,052
Common collective trust funds				3,703,172,631	3,703,172,631
Limited partnerships and corporations				3,418,027,689	3,418,027,689
Total investments, at fair value	$2,366,921,256	$766,578,061	$192,009,554	$7,447,928,645	$10,773,437,516

Liabilities
Investments purchased on a delayed-delivery basis	$8,542,240	$—	$—		$8,542,240
Derivative liabilities	—	3,162,603	—		3,162,603
Total liabilities, at fair value	$8,542,240	$3,162,603	$—	$—	$11,704,843
1 Level 1 investments consist of U.S. Treasury securities. All other fixed income instruments are Level 2.
2 The balances at December 31, 2017 and 2016, were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 7, "Securities Lending" for further discussion on this program.

Beginning in 2017, the Plan began assigning fair value hierarchy levels based on the underlying instrument type for the fixed income portfolio. The prior year amounts have been reclassified to conform to the current year presentation.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for 2017:

	Fair Value Measurements Using Level 3
	Mortgage-Backed Securities	Collateralized Debt Obligations	Total Net Gains/(Losses)

Balance as of December 31, 2016	$40,890,760	$151,118,794
Total gains (realized and unrealized)	138,458	3,420,382	$3,558,840
Purchases	42,751,135	130,088,769
Sales	(42,069,709)	(114,770,435)
Balance as of December 31, 2017	$41,710,644	$169,857,510

The amount of total losses for the period included in changes in net assets attributable to the changes in unrealized gains (losses) related to assets and liabilities still held at December 31, 2017	$(192,445)	$(768,344)	$(960,789)
Changes in net assets are included in the master trust investment accounts' net investment gain for the year ended December 31, 2017.

Assets Reported at Net Asset Value

The following table presents the assets estimated using the net asset value per share on a recurring basis that the Plan participated in at December 31, 2017 and 2016:

	2017	2016	Redemption Period	Redemption Notice
Common collective trust funds:
Fixed-income funds (a)	$401,860,542	$352,290,443	Daily	0-2 days
U.S. large cap equity funds	772,928,041	314,926,784	Daily	0-3 days
U.S. small cap equity funds	817,864,301	766,286,013	Daily	0-3 days
International equity funds	126,140,811	183,569,590	Daily	0-5 days
Total investments at net asset value	$2,118,793,695	$1,617,072,830

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table presents the assets estimated using the net asset value per share on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2017 and 2016:

	2017	2016
Common collective trust funds:
Emerging markets funds (c)	$437,056,672	$347,160,887
Fixed-income funds (a)	997,414,886	882,532,065
U.S. large cap equity funds (d)	1,276,078,354	1,236,335,532
U.S. small cap equity funds (e)	422,939,238	504,387,786
International equity funds (b)	744,911,765	604,387,798
Diversified real assets funds (f)	539,067,932	455,096,888
Limited partnerships and corporations (g) (h) (i)	3,656,666,783	3,418,027,689
Total investments at net asset value	$8,074,135,630	$7,447,928,645

(a)	The funds invest in short-term and long-term government, mortgage and corporate bonds. These funds have redemption restrictions limited to daily to monthly settlement with notice period of 0-10 days.

(b)
The funds seek to provide exposure to developed stocks outside the U.S., as represented by the MSCI All Country World Index, excluding the U.S. These funds have redemption restrictions limited to daily settlement with notice period of 0-5 days.

(c)
The funds seek to provide exposure to emerging market stocks outside the U.S., as represented by the MSCI EM Index, Lazard Emerging Markets Collective Trust Fund, and BlackRock MSCI Emerging Market Fund. These funds have redemption restrictions limited to daily settlement with notice period of 0-5 days.

(d)
The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(e)
The funds seek to match or exceed the performance of the Russell 2000 Index and Russell Mid-Cap Value Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S.-domiciled companies. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(f)
The funds seek to match the Bloomberg Commodity Index, which is composed of futures contracts on physical commodities. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(g)
Non-marketable limited partnerships and corporations include absolute return hedge funds that typically take positions in primarily publicly traded securities and derivatives. The funds generally attempt to utilize trading strategies such as relative value, event driven and directional. The relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event-driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructuring, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and markets. Non-marketable limited partnerships and corporations also include long/short equity hedge funds that typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These hedge funds typically will include global exposure, which includes emerging markets. These funds have redemption restrictions limited to monthly to biennial settlement with notice period of 5-90 days.

(h)
Non-marketable limited partnerships and corporations also include emerging market equity funds. The equity funds seek to outperform the MSCI Emerging Market Index and Russell Small Cap EM + Frontier Index, which are composed of exchange-traded equity securities. These funds have redemption restrictions limited to monthly settlement with notice period of 7-30 days.

(i)
Includes private real estate, energy and natural resources, credit, and equity and venture capital funds. The private real estate funds seek out value added and opportunistic real estate investments in non-publicly traded securities. The private energy and natural resource funds seek out private investments in non-publicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. The private equity and venture capital funds seek out private investments in nonpublicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic, or secondary market positions. The private credit funds seek out investments in opportunistic credit, special and distressed situations. These funds typically will include global exposure, which includes emerging markets. These are closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years. Redemptions occur at net asset value. Future commitments of these funds total $538,561,762.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

5. Investment Contracts

The Stable Value Fund holds investment contracts with insurance companies and banks to provide participants with a stable return on investment and protection of principal from changes in market interest rates. BNY Mellon has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC. The Stable Value Fund is allocated to the Plan and the Intel Contribution Plan based on each plan's proportionate share of the underlying assets.
The investment contracts within the Stable Value Fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates, less withdrawals and administrative expenses.
These investment contracts comprise traditional guaranteed investment contracts (GICs) and synthetic GICs. The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero (0%) percent. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are generally reviewed quarterly for resetting.
The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The contract cannot be terminated before the scheduled maturity date.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:

•	Default of a wrap provider

•	Default of an underlying bond issuer with a material impact on the fund

•	Employer-initiated events that are within the control of the Plan sponsor that would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes in the qualification status of the employer or the plans participating in the fund

If any such event occurs, market value would likely be used in determining the payouts to the participants. The Plan sponsor believes that the occurrence of any of the above mentioned events is not probable.
In general, issuers may terminate the contract and settle at other-than-contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
6. Party-In-Interest Transactions
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2017, the Plan made purchases of the Company’s common stock of $20,626,896 and sales and distributions totaling $51,744,048. In addition, the Plan holds investments in mutual funds managed by affiliates of Fidelity, the Plan’s record keeper, which also qualify as party-in-interest transactions. As of December 31, 2017 and 2016, the Plan held $1,154,439,066 and $790,250,827, respectively, of investments managed by affiliates of Fidelity.
In 2016 and 2015, State Street was improperly directed to pay Fidelity’s record keeping expenses for the Intel Contribution Plan out of the Plan’s assets. In 2017, the Intel Contribution Plan reimbursed the Plan $118,000 and $151,000 for the expenses paid in 2016 and 2015, respectively.
7. Derivative Financial Instruments
The Plan does not directly hold any derivatives that are designated as hedging instruments. The Plan holds derivative financial instruments through its investments in four master trust investment accounts. These master trust investment accounts consist of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers do not employ leverage in the use of derivatives. The investment managers may also enter into master-netting arrangements. See Note 9, "Master-Netting Arrangements", for discussion on the master-netting arrangements.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Collateral is secured against derivative instruments whenever deemed necessary. Cash collateral received is recorded as cash, with a corresponding liability in the net assets available for benefits of the applicable master trust investment account, and cash collateral paid is included with other receivables. Collateral received in the form of securities is not recorded as an asset or liability, as the collateral cannot be repledged. Securities pledged as collateral continue to be recorded as assets in the net assets available for benefits of the applicable master trust investment account.
Cash collateral posted under such arrangements at the end of December 31, 2017 were as follows:

	December 31, 2017
	Opportunistic Bond Fund
	Asset	Liability

Cash collateral	$—	$120,000
There was no derivative collateral subject to master netting arrangements as of December 31, 2016.

Currency Forward Contracts
Currency forward contracts are utilized to hedge a portion of the currency exposure for investments that are denominated in foreign currencies. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation (depreciation). When the currency forward contract is closed, the unrealized appreciation (depreciation) is transferred to a realized gain (loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain (loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated, or as a derivative liability if the contract has depreciated.
Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The investment managers seek to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the investment managers give up the opportunity to profit from favorable exchange rate movements during the term of the contract.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Futures Contracts
A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed-upon price. The investment managers use fixed-income futures contracts to manage exposure to the market. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, a deposit either in cash or securities in an amount (initial margin) equal to a certain percentage of the nominal value of the contract is required. Pursuant to the futures contract, there is an agreement to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin”, are generally settled daily and are included in the unrealized appreciation (depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.
Futures contracts involve, to varying degrees, credit and market risks. The futures contracts entered into are exchange-traded where the broker acts as the clearinghouse for, and counterparty to, the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.
Swap Agreements
Swap agreements are utilized to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The investment managers have entered into interest rate and credit default swap agreements to manage exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation (depreciation). Realized gain (loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the net assets available for benefits of the applicable master trust investment accounts. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.
The investment managers have entered into various derivative transactions that are considered credit derivatives. The investment managers write and purchase credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the investment managers with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.
No credit default swaps were held as of December 31, 2017 and 2016.

Most credit spreads on the underlying notional values are less than 1,000 basis points. Credit spreads on the underlying notional value, together with the period of expiration, are indicators of payment/performance risk. The likelihood of payment or performance risk is greater as credit spreads on the underlying notional value and period of expiration increase. All credit default swaps written are investment-grade quality.

The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
Options Contracts
The investment managers write call and put options on futures, swaps (swaptions), securities, or currencies in which they may invest. Writing put options increases the exposure to the underlying instrument. Writing call options decreases the exposure to the underlying instrument. When the investment managers write a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the net assets available for benefits of the applicable master trust investment accounts. Premiums received from writing options that expire out of the money are treated as realized gains. Premiums received from writing options that are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the investment managers have no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and, as a result, bear the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the investment managers may not be able to enter into a closing transaction because of an illiquid market.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The investment managers also purchase put and call options. Purchasing call options increases the exposure to the underlying instrument. Purchasing put options decreases the exposure to the underlying instrument. The investment managers pay a premium that is included in the net assets available for benefits of the applicable master trust investment accounts as an investment which is subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options that expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options that are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Volume of Derivative Activity

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	December 31, 2017
	Global Equity Fund	Opportunistic Bond Fund	International Stock Fund

Currency forward contracts	$247,459,461	$58,036,487	$—
Interest rate swaps	—	120,340,000	—
Other	—	2,285,000	4,341
Total	$247,459,461	$180,661,487	$4,341

	December 31, 2016
	Global Equity Fund	Opportunistic Bond Fund	Global Bond Fund	International Stock Fund

Currency forward contracts	$210,083,852	$331,884,340	$—	$1,776
Financial futures	—	—	17,800,000	—
Interest rate swaps	—	228,340,000	—	—
Total	$210,083,852	$560,224,340	$17,800,000	$1,776

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The gross notional amounts for currency forward contracts by currency were as follows:

	December 31, 2017
	Global Equity Fund	Opportunistic Bond Fund

Australian dollar	$7,287,506	$—
British pound sterling	103,881,139	12,411,798
Euro	100,563,493	15,724,040
Hungarian forint	—	11,776,824
Japanese yen	9,263,200	11,754,466
Malaysian ringgit	2,380,561	—
South Korean won	15,258,897	—
Swedish krona	—	6,369,359
Swiss franc	8,824,665	—
Total	$247,459,461	$58,036,487

	December 31, 2016
	Global Equity Fund	Opportunistic Bond Fund	International Stock Fund

Australian dollar	$3,256,019	$26,290,907	$—
Brazilian real	57,351	—	—
British pound sterling	96,664,399	628,687	1,776
Chilean peso	—	8,383,640	—
Colombian peso	—	877,496	—
Euro	73,609,960	113,934,767	—
Hong Kong dollar	2,718	—	—
Indian rupee	—	14,615,445	—
Japanese yen	11,699,341	120,558,910	—
Mexican peso	—	1,471,949	—
South Korean won	12,467,105	45,122,539	—
Swiss franc	9,208,347	—	—
Thailand baht	3,118,612	—	—
Total	$210,083,852	$331,884,340	$1,776
Credit-Risk-Related Contingent Features
None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.
Fair Value of Derivative Instruments
None of the derivative instruments were designated as hedging instruments.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The fair values of the derivative instruments included in the net assets available for benefits of the applicable master trust investment accounts were as follows:

	December 31, 2017
	Global Equity Fund		Opportunistic Bond Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$11,843	$3,255,371	$103,411	$754,911
Interest rate swaps	—	—	3,463,145	405,923
Other	—	—	1,248,694	422,906
Total	$11,843	$3,255,371	$4,815,250	$1,583,740

	December 31, 2016
	Global Equity Fund		Opportunistic Bond Fund		Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$1,050,378	$730,051	$14,717,106	$2,152,133	$—	$—	$17	$—
Financial futures	—	—	—	—	20,668	—	—	—
Interest rate swaps	—	—	3,528,686	280,419	—	—	—	—
Total	$1,050,378	$730,051	$18,245,792	$2,432,552	$20,668	$—	$17	$—

The effects of derivative instruments on the net realized and unrealized appreciation (depreciation) in the fair value of investments for the year ended December 31, 2017, were as follows:

	Global Bond Fund	Opportunistic Bond Fund	Global Equity Fund	International Stock Fund

Currency forward contracts	$(21,032,851)	$(15,329,760)	$—	$—
Financial futures	—	—	(4,120)	—
Interest rate swaps	—	(250,986)	—	—
Other	—	(246,838)	—	55,610
Total	$(21,032,851)	$(15,827,584)	$(4,120)	$55,610

All derivative gains and/or losses were recorded as net realized and unrealized appreciation (depreciation) in the fair value of investments, and related interest income was excluded.

8. Securities Lending
The Master Trust has securities lending agreements with State Street relating to certain assets in the Global Bond Fund, the U.S. Small Cap Stock Fund, the Opportunistic Bond Fund, the Global Equity Fund, and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock), relating to certain assets in the U.S. Small Cap Stock

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Fund. The master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to borrowers deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The applicable master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.
The investment managers may also enter into master-netting arrangements. See Note 9, "Master-Netting Arrangements" for discussion on the master-netting arrangements.
Collateral is received in the form of cash or securities. State Street and BlackRock are the investment managers for the securities lending collateral pools. The investment policy statement requires that securities lending cash collateral reinvested investments conform to the U.S. Securities and Exchange Commission guidelines for money market funds. Cash collateral is recorded as an asset, with a corresponding liability in the net assets available for benefits of the applicable master trust investment account. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The applicable master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the master trust investment accounts continue to retain the rights of ownership, including dividends and interest of the loaned securities.
Cash collateral received under such agreements that the Plan is obligated to return to borrowers at the end of each period was as follows:

	December 31, 2017	December 31, 2016
	Cash Collateral	Cash Collateral

Global Bond Fund	$—	$2,275,763
Opportunistic Bond Fund	—	1,105,375
U.S. Small Cap Stock Fund	62,629,547	342,054,851
Global Equity Fund	—	15,015,235
International Stock Fund	—	6,394,937
Total	$62,629,547	$366,846,161

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

A gain was generated from securities lending arrangements totaling $590,891 for the year ended December 31, 2017. The gain was included in the net realized and unrealized appreciation in fair value of investments in the net investment income in the asset class master trust investment accounts, as disclosed in Note 3, "Investments".
9. Master-Netting Arrangements

Most derivative instruments and all securities lending arrangements in the Plan are subject to master-netting arrangements in order to mitigate counterparty credit exposure in derivative and secured borrowing transactions. These master-netting arrangements permit the Plan to net amounts due from the Plan to a counterparty against amounts due to the Plan from the same counterparty under conditions outlined in the terms and conditions of the agreements. For presentation in the net assets available for benefits of the master trust investment accounts, fair value amounts recognized for all derivative and secured lending transactions are not offset under master-netting arrangements.

Information related to the potential effect of the Plan’s master-netting arrangements, included in the net assets available for benefits of the applicable master trust investment accounts, was as follows:

				Gross Amounts Not Offset
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Financial Instruments	Financial Collateral	Net Amount
Balance as of December 31, 2017
Derivative assets	$115,254	$—	$115,254	$(62,149)	$—	$53,105
Derivative liabilities	(942,716)	—	(942,716)	62,149	120,000	(760,567)
Securities lending (a)(b)	60,876,639	—	60,876,639	—	(60,876,639)	—

Balance as of December 31, 2016
Derivative assets	$668,926	$—	$668,926	$(50,120)	$—	$618,806
Derivative liabilities	(50,120)	—	(50,120)	50,120	—	—
Securities lending (a)(b)	357,351,973	—	357,351,973	—	(357,351,973)	—

(a) The gross amounts recognized represents fair value of loaned securities at period end.
(b) The actual collateral received represented in financial collateral is greater than the amount shown here due to overcollateralization.

10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the investment. The Plan’s exposure to credit risk on the wrap contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

to currency exchange rate risk on non-U.S.-dollar-denominated investments in debt and equity instruments, which may be managed through offsetting derivative instruments to reduce foreign currency exposure. Policies have been established by the IPC to limit the Plan’s risk exposure through prudent diversification and investment of the Plan’s assets.
11. Income Tax Status
The Plan received a determination letter from the IRS dated October 16, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
12. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.
13. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2017	2016

Net assets available for benefits per the financial statements	$11,822,780,761	$9,735,640,030
Amounts allocated to withdrawing participants	(2,078,282)	(2,340,708)
Net assets available for benefits per the Form 5500	$11,820,702,479	$9,733,299,322
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2017 to the Form 5500:

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Benefits paid to participants per the financial statements	$614,036,942
Less: Amount allocated to withdrawing participants at December 31, 2016	(2,340,708)
Add: Amount allocated to withdrawing participants at December 31, 2017	2,078,282
Benefits paid to participants per the Form 5500	$613,774,516

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
14. Subsequent Events
Effective January 2, 2018, the Plan’s investments held in the master trust investments accounts were transferred to a proprietary collective investment trust, the Intel Retirement Plans Collective Investment Trust (the CIT Trust), which was established by the Global Trust Company. The Plan, the Intel Pension Plan and the Intel Contribution Plan are eligible and participating plans in the CIT Trust. The Global Trust Company is the trustee and investment manager of each fund offered by the CIT Trust. The Plan’s interest in each fund offered by the CIT Trust is held within the Master Trust.

Supplemental Schedules

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule G, Part III - Schedule of Nonexempt Transactions
December 31, 2017

(a) Identity of Party Involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(i) Current value of asset
Intel Retirement Contribution Plan	Same Plan Sponsor	In 2016 and 2015, State Street was improperly directed to pay Fidelity’s record keeping expenses for the Intel Retirement Contribution Plan out of the Plan’s assets. In 2017, the Intel Retirement Contribution Plan reimbursed the Plan for the expenses paid in 2016 and 2015.	$269,000

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	Mutual funds:
	American Funds EuroPacific Growth Fund	4,632,776	shares	$260,084,018
	Dodge & Cox Stock Fund	1,711,263	shares	348,430,355
	Vanguard Institutional Index Fund	5,290,260	shares	1,288,072,463
	Total mutual funds			1,896,586,836

	Common collective trust funds:
*	State Street Bank & Trust Company Short Term Investment Fund	1,654,306	units	1,654,306
*	State Street Bank & Trust Company Government Short Term Investment Fund	73,503,309	units	73,503,309
	BlackRock U.S. Debt Index Fund F	10,506,573	units	326,702,927
	BlackRock 2500 Index Fund F	15,254,613	units	436,353,276
	BlackRock ACWI EX US IMI Index Fund	9,021,593	units	126,140,811
*	Fidelity Growth Company Fund	40,594,960	units	772,928,041
*	Fidelity Low-Priced Stock Fund	26,623,240	units	381,511,025
	Total common collective trust funds			2,118,793,695

	Self-directed brokerage accounts	Various		1,057,009,417

	Common stock:
*	Intel Corporation	11,270,062	shares	520,226,761

	Total investments			$5,592,616,709

*	Participant loans	Interest at 4.25% - 9.25%, maturing through 2030		$88,853,238

Column (d) for cost has been omitted as all investments are participant-directed.
* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN

Date: June 14, 2018	By: /s/ Robert H. Swan

Robert H. Swan
Executive Vice President, Chief Financial Officer